Exhibit 99.13

NexTech Launches ‘Try-It-On’ Augmented Reality Experience for Online Retail

Web-based solution utilizes facial tracking capabilities and AI-powered computer vision technology to show online shoppers what they would look like while wearing various apparel items

Toronto, ON – February 20, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (CSE: NTAR) (OTC: NEXCF)(FSE:N29) today announced the release of its innovative ‘Try-It-On’ augmented reality (AR) experience for online retail, the first of several sentiment-based technology solutions being developed for its patent pending web enabled AR eCommerce platform and site optimization.

The new solution for online retailers utilizes facial tracking capabilities and AI-assisted computer vision technology to provide a realistic experience that enables the consumer to see what they would look like wearing certain apparel items like glasses, headwear, jewelry, and more. The current iteration tracks eyes – enabling an AR preview for items like glasses, goggles, and other eyewear – with support shortly to follow for lips, ears, mouths, and other zones above the shoulder.

Once the Try-It-On technology is integrated into an eCommerce site – easily deployed through any retailer’s existing website – consumers can begin ‘trying on’ items using the camera on their preferred desktop or mobile device. The technology can also be embedded and used in banner ads and social posts on Facebook as part of a digital marketing strategy to drive store traffic and convert shoppers into buyers.

“One of the most significant pain points that remains in online retail for a consumer is the inability to try something on before they buy it. This often leads to frustration, the ordering of incorrectly sized items, and unnecessary returns that are costly to the retailer,” said Evan Gappelberg, CEO of NexTech. “NexTech’s new Try-It-On AR technology eliminates the issue by enabling retailers to offer a virtual fitting room to their consumers to assess the look and fit of an item before purchase.”

Rather than expensive technologies available solely for apps, NexTech’s AR solutions for eCommerce are web-based and deployed through a few lines of embed code within existing eCommerce websites. For a low monthly subscription fee, the browser-based AR platform is accessible to all online retailers without the significant upfront costs and time related to app development, and allows them to give their customers the fun, customized and convenient shopping experience they crave.

“Technologies like augmented reality shouldn’t be available only to large brands with deep pockets. There are thousands of small to midsize retailers that don’t have budgets or technical knowhow to develop the AR technology in-house that could significantly boost sales by implementing such a technology,” said Gappelberg. “By eliminating the need for developing an app and offering a simple, cost-effective web-based program, NexTech democratizes AR use and makes it available to everyone, empowering online retailers of all sizes to offer a personalized 3D-AR shopping experience to their consumers without cutting into profits.”

With the global retail eCommerce market projected to reach $4.8 trillion in 2021, (according to Statistica) technologies that can offer a more personalized online shopping experience like augmented reality are poised for rapid growth. Recent research states 74 percent of consumers expect retailers to offer an augmented reality experience, and one-third reported they would be more likely to buy a product after using AR to preview it.

NexTech’s Try-It-On functionality with eye tracking capabilities is immediately available today. For a demonstration of the technology, please click here.

NexTech’s AR platform for eCommerce provides online retailers with the tools that empower shoppers to make purchasing decisions, which ultimately drives conversions and spend, and increases ROI. To see how NexTech’s AR eCommerce platform works, view our demo site or contact us to learn more.

About NexTech AR Solutions Corp.

NexTech is bringing augmented reality (AR) to the Cannabis industry and to the masses by creating an AR ecosystem featuring eCommerce solutions for websites, AR learning and education tools, and AR live streaming for events. With just a few lines of embed code, the Company’s patent-pending technology can integrate into existing eCommerce platforms, providing retailers with a highly scalable platform that increases customer engagement and sales. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Matthew Bretzius

FischTank Marketing and PR

matt@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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